Exhibit 23.1a

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-151409) and related Prospectus of Steel Dynamics, Inc. for the registration of $700 million of 7 3/8% Notes due 2012 and to the incorporation by reference therein of our reports dated February 22, 2008, with respect to the consolidated financial statements of Steel Dynamics, Inc., and the effectiveness of internal control over financial reporting of Steel Dynamics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Fort Wayne, Indiana

June 11, 2008